

Mail Stop 4561

October 5, 2006

Mr. Adiv Baruch
Chief Executive President
    and President
Beit Rabin Building
Teradyon Industrial Park,
Misgav, 20179, Israel

Re: B.O.S Better Online Solutions Ltd.
         Registration Statement on Form F-3
         File No. 333-137153
         Filed on September 7, 2006
         Form 20-F
         File No. 001-14184
         Filed on June 28, 2006

Dear Mr. Baruch,

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-3

Selling Shareholder, page 16

1. You disclose on page 16 that "[t]he note is secured by a first priority floating charge on all of [y]our company's assets and by a first priority fixed charge on all of [y]our company's right, title and interest in [y]our wholly-owned subsidiaries . . . ." Please

expand your disclosure to further explain this security interest. In this regard, explain what it means to be secured by a first priority "floating charge" and "fixed charge." Also, provide additional disclosure in your "Prospectus Summary" and "Risk Factors" section to address the secured nature of this note.

2. Please see the immediately preceding comment. We note that your "Secured Convertible Term Note" filed as Exhibit 4.1 refers to a "Master Security Agreement" for a more complete description of the security interest and guarantee of the note. However, we are unable to locate the "Master Security Agreement." Please advise us of the location of this document or file this agreement as an exhibit to your amended Form F-3, upon re-filing.

Part II, Item 10. Undertakings, page 27

3. We note your inclusion of the undertakings associated with the primary offering of securities on page 20 of your registration statement. In light of the fact that it appears that B.O.S is registering shares to be resold by selling security holders, it does not appear that an undertaking contemplating a primary offering is appropriate. Please revise your registration statement or otherwise advise.

Form 20-F for the year ended December 31, 2005

Item 4: Information on the Company, page 16

4. We note the risk factor on page 5 of your Form F-3 regarding the significance of a customer accounting for 14% of your revenues in year 2006 and 20% of your revenues in the first six months of 2006. Please tell us what consideration was given to disclosing summary information regarding the extent to which you are dependent on this customer in your Form 20-F. See Item 4(B)(6) to Form 20-F. Also, tell us whether you considered the need to file the long term sales agreement with the above referenced customer pursuant to subsection 4(b) to the "Instructions As To Exhibits" in Form 20-F. In this regard, Form 20-F requires that "[a]ny contract upon which [B.O.S] is substantially dependent" should be filed.

Item 15: Controls and Procedures, page 79

5. We note that B.O.S represented to the Staff in its letter of January 12, 2006 that it will take the staff's comment regarding the definition of disclosure controls and procedures into consideration in preparing its future Item 15(a) disclosure. However, you disclose in your Form 20-F that "disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the appropriate management, including the principal executive officer and financial officer, on the basis that permits timely decisions regarding timely disclosure." Also, you disclose that your principal executive officer and

principal financial officer concluded that the Company's disclosure controls and procedures are effective "to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Item 14(a) requires that your principal executive officer and principal financial officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (e) of 13a-15 or 15d-15. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your principal executive officer and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-15. Accordingly, tell us whether B.O.S's disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 as of the period ended December 31, 2005 and confirm that B.O.S will evaluate its disclosure controls and procedures required by the definition set forth by the rules in all future reports.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Corporation Service Company
        1133 Avenue of the Americas, Suite 3100
        New York, New York 10036

        Brian Broderick, Esquire
        Phillips Nizer LLP
        666 Fifth Avenue
        New York, New York 10103

        Shlomo LAndress, Adv
        Amit, Pollak, Matalon & Co.
        NYP Tower, 17 Yitzak Sadeh Street
        Tel Aviv 67775, Israel

Mr. Adiv Baruch
B.O.S Better Online Solutions Ltd.
October 5, 2006
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